Exhibit 99.2

2007 First Quarter Results May 15th, 2007

Foreword (1/2) (1) Main restatements For comparison purposes with 1Q07, 2006 data have been restated to take into account the changes in the consolidation area The economic effects connected with discontinued operations have been accounted for in its specific caption the sale of tax-collection companies in 2006 the sale of Cariparma, FriulAdria and 202 branches to Crédit Agricole in 1Q07 (2006 data have been restated accordingly) For comparison purposes, 2006 P&L data have been also restated(1) consolidating line by line from 1st January Banca Italo Albanese (BIA), Bank of Alexandria (BoA), Cassa dei Risparmi di Forlì (CR Forlì) and Panonska Banka 2006 data restated on the basis of 1Q07 data differ from 2006 pro-forma figures released on 23rd March 2007 for the reasons below do not take into account the repurchase of the asset management activities formerly referred to as Nextra take into account the figures referred to Cariparma, FriulAdria and 202 branches sold to Crédit Agricole recorded in the caption Income (Losses) from discontinued operations and do not take into account the net benefits deriving from the cash flows do not take into account the economic effects of the amortisation of the cost of the merger consolidate line by line from 1st January Banca Italo Albanese (BIA), Bank of Alexandria (BoA), Cassa dei Risparmi di Forlì (CR Forlì) and Panonska Banka

Foreword (2/2) 1Q07 consolidation area differs from that presented in 2007-2009 Business Plan consolidation area for the reasons below does not include the implementation of Antitrust commitments in addition to the transaction with Crédit Agricole (sale of branches and of a business line for the production and management of insurance policies) includes quarterly Net income referred to branches sold to Crédit Agricole and the first two months Net income of Cariparma and FriulAdria recorded in the caption Income (Losses) from discontinued operations and does not take into account the net benefits deriving from the cash flows does not take into account the repurchase of the asset management activities formerly referred to as Nextra does not take into account the assumption of the floatation of 30% of Eurizon Financial Group does not take into account the acquisition under way of American Bank of Albania (ABA) With reference to the Divisional figures, 1Q07 differs from the 2007-2009 Business Plan for the reasons below Corporate customers of former Banca Intesa with turnover between €50m and €150m are still included in the Corporate & Investment Banking Division rather than in the Banca dei Territori Division Mid Corporate customers of former Sanpaolo IMI with turnover exceeding €150m are still included in the Banca dei Territori Division rather than in the Corporate & Investment Banking Division Regional Banks not yet integrated from an ICT viewpoint (Intesa Casse del Centro, Banca di Trento e Bolzano, Biverbanca and CR Forlì) are entirely included in the Banca dei Territori Division

1Q07 Operating Income at €4,687m (+4.4% vs 1Q06; +7.0% vs 1Q06 adjusted(1)) 1Q07 Operating Margin at €2,340m (+8.2% vs 1Q06; +14.0% vs 1Q06 adjusted(1)) 1Q07 Net Income at €4,002m, €1,313m adjusted(2) (+3.2x vs 1Q06; +13.2% adjusted(2) vs 1Q06 adjusted(3)) 1Q07 Cost/Income ratio down to 50.1% vs 53.7% FY06 (54.7% FY06 adjusted(4)) Solid top-line growth in all Divisions Sustained volume growth: Loans to Customers +9.1% and Direct Customer Deposits +8.6% vs 1Q06 Sound asset quality confirmed: Net Doubtful Loans(5)/Loans at 0.8% and 0.5% decline in Net Non Performing Loans vs 31.12.2006 Around 73,000 net new customers in Italy in the first four months of 2007 1Q07 Operating performance has not yet benefited from merger synergies Positive operating performance in 1Q07 achieved in the most crucial phase of the integration process (1) Adjusted excluding the positive contribution from Fiat and Parmalat positions (2) Adjusted excluding capital gains on Cariparma and FriulAdria sale transactions, non-recurring integration charges and the amortisation of the cost of the merger (3) Adjusted excluding the positive contribution from Fiat and Parmalat positions and the contribution of Tax-collection companies sold in 2006 (4) Adjusted excluding the positive contribution from Fiat and Parmalat positions and the capital gain on the sale of stakes in Ixis (5) Sofferenze

(€ m) Main 1Q06 Non-recurring Items 1Q07 Net Income adjusted for main non-recurring items +13.2% vs 1Q06 adjusted 1Q06 Net Income 1Q07 Net Income Main 1Q07 Non-recurring Items +13.2% (€ m) (€ m) Main 4Q06 Non-recurring Items 4Q06 Net Income 1Q07 Net Income +20.9% (€ m) Main 1Q07 Non-recurring Items Pre-tax capital gain on the sale of Cariparma and FriulAdria Pre-tax integration charges Taxes Amortisation of the cost of the merger Pre-tax capital gain on the sale of Cariparma and FriulAdria Amortisation of the cost of the merger 4,002 (2,957) 21 147 100 1,313 Net Income CA Pre-tax integration charges Taxes Amm. Cost of merger Net Income Adjusted 1,160 (24) 41 (110) 1,253 Net Income Contribution from Fiat and Parmalat positions Taxes Contribution from Tax- collection companies Net Income Adjusted 1,313 100 147 21 (2,957) 4,002 Net Income CA Merger Taxes Amm. Cost of merger Net Income Adjusted 1Q07 1Q07 1Q06 1Q06 1Q07 1Q07 1st Qtr 2nd Qtr 4Q06 Net Income 0 899 Pre-tax capital gain on the sale of stakes in Ixis 671 228 Pre-tax integration charges 671 844 Taxes 1108 407 Contribution from Tax-collection companies 1064 22 4Q06 Net Income Adjusted 0 1086

1Q07 Results at a glance
Net Income exceeds €4bn

Operating Income

(€ m)
4,489
+4.4%
+7.0%(1)
4,687
1Q06
1Q07

Operating Costs

(€ m)
2,326
+0.9%
2,347
1Q06
1Q07

Cost/Income Ratio

(%)
51.8
-1.7 p.p.
-3.0 p.p.(1)
50.1
1Q06
1Q07

Operating Margin

(€ m)
2,163
+8.2%
+14.0%(1)
2,340
1Q06
1Q07

Pre-Tax Income(2)

(€ m)
1,803
+8.4%
+15.5%(1)
1,955
1Q06
1Q07

Net Income

(€ m)
1,253
3.2x
+13.2%(3)
4,002
1Q06
1Q07

Note: *1Q06 figures restated to reflect 1Q07 consolidation area*

(1) *1Q06 adjusted excluding the positive contribution from Fiat and Parmalat positions*

(2) *Income before tax from continuing operations*

(3) *1Q07 adjusted excluding capital gains on the sale of Cariparma and FriulAdria, non-recurring integration charges and amortisation of the cost of the merger vs 1Q06 adjusted excluding the positive contribution from Fiat and Parmalat positions and the contribution of Tax-collection companies sold in 2006*

INTESA SANPAOLO
5

Banca dei Territori (Retail, SMEs, Private) 7.3% 19.4% Corporate & Investment Banking (adjusted(1)) 17.6% 34.2% Public Finance 6.9% 13.5% International Subsidiary Banks 24.6% 62.1% Eurizon Financial Group 8.8% 7.3% Total Group (adjusted(1)) 7.0% 15.5% 1Q07 Results at a glance Solid growth in all Divisions Operating Income (1) 1Q06 adjusted excluding the positive contribution from Fiat and Parmalat positions Pre-tax Income % 1Q07 vs 1Q06

The Banca dei Territori has maintained a growing trend of net new customers since the merger announcement The trend has further improved in 2007: ~+73,000 net new customers in the first four months The 2007 monthly average of net new customer flows is 6 times the level in 3Q06 The growth of net new customers is accelerating in the first four months since the merger Banca dei Territori(1) customer net flow (monthly average) Merger Announcement 13.820 ~+73,000 net new customers in Italy in the first four months (1) Retail, SMEs and Private April 2007 22,600 16,650 8,751 3,082 1,927 (481) 1Q06 2Q06 3Q06 4Q06 1Q07 01/04/07

Note: 31.03.06 figures restated to reflect 31.03.07 consolidation area (1) For former Intesa Group, Assets under Management figures do not take into consideration Mutual Funds, included in Assets under Administration and in Custody following the Nextra transaction (2) Net of duplications between Direct Deposits and Asset Management Total Assets 553,290 598,644 8.2 Loans to Customers 304,278 331,870 9.1 Direct Customer Deposits 343,843 373,269 8.6 Indirect Customer Funds 526,973 545,591 3.5 Total Customer Financial Assets(2) 845,137 891,684 5.5 of which Assets under Management 204,978 200,879 (2.0) (€ m) % Restated 31.03.07 31.03.06 (1) Key Aggregates Sustained volume growth driven by positive operating performance

P&L Analysis: 1Q07 vs 1Q06

Revenues, excluding main non-recurring items, grew eight times the pace of costs

(€ m)	1Q06 Restated	1Q07	Δ%
Net interest income	2,149	2,433	13.2
Dividends and P/L on investments carried at equity	38	46	21.1
Net fee and commission income	1,675	1,627	(2.9)
Profits (Losses) on trading	502	440	(12.4)
Income from insurance business	95	101	6.3
Other operating income (expenses)	30	40	33.3
Operating income	**4,489**	**4,687**	**4.4**
Personnel expenses	(1,385)	(1,431)	3.3
Other administrative expenses	(747)	(725)	(2.9)
Adjustments to property, equipment and intangible assets	(194)	(191)	(1.5)
Operating costs	**(2,326)**	**(2,347)**	**0.9**
Operating margin	**2,163**	**2,340**	**8.2**
Net provisions for risks and charges	(70)	(92)	31.4
Net adjustments to loans	(297)	(326)	9.8
Net impairment losses on other assets	3	(2)	n.m.
Profits (Losses) on HTM and on other investments	4	35	n.m.
Income before tax from continuing operations	**1,803**	**1,955**	**8.4**
Taxes on income from continuing operations	(643)	(697)	8.4
Merger and restructuring related charges (net of tax)	0	(14)	n.m.
Effect of purchase cost allocation (net of tax)	0	(100)	n.m.
Income (Loss) after tax from discontinued operations	137	2,891	n.m.
Minority interests	(44)	(33)	(25.0)
Net income	**1,253**	**4,002**	**219.4**

+7.0% vs 1Q06 adjusted excluding the positive contribution from Fiat and Parmalat positions

+14.0% vs 1Q06 adjusted for the above mentioned item

+15.5% vs 1Q06 adjusted for the above mentioned item

Figures may not add up exactly due to rounding differences

Note: 1Q06 figures restated to reflect 1Q07 consolidation area

INTESA SANPAOLO

9

Quarterly P&L Analysis: 1Q07 vs 4Q06

Double-digit growth in Operating Margin excluding main non-recurring items

(€ m)	4Q06 Restated	1Q07	Δ%
Net interest income	2,410	2,433	1.0
Dividends and P/L on investments carried at equity	106	46	(56.6)
Net fee and commission income	1,637	1,627	(0.6)
Profits (Losses) on trading	658	440	(33.1)
Income from insurance business	168	101	(39.9)
Other operating income	44	40	(9.1)
Operating income	**5,023**	**4,687**	**(6.7)**
Personnel expenses	(1,547)	(1,431)	(7.5)
Other administrative expenses	(941)	(725)	(22.9)
Adjustments to property, equipment and intangible assets	(272)	(191)	(29.8)
Operating costs	**(2,760)**	**(2,347)**	**(15.0)**
Operating margin	**2,263**	**2,340**	**3.4**
Net provisions for risks and charges	(181)	(92)	(49.2)
Net adjustments to loans	(439)	(326)	(25.7)
Net impairment losses on assets	(7)	(2)	(71.3)
Profits (Losses) on HTM and on other investments	91	35	(61.5)
Income before tax from continuing operations	**1,727**	**1,955**	**13.2**
Taxes on income from continuing operations	(328)	(697)	112.5
Merger and restructuring related charges (net of tax)	(562)	(14)	(97.5)
Effect of purchase cost allocation (net of tax)	0	(100)	n.m.
Income (Loss) after tax from discontinued operations	93	2,891	n.m.
Minority interests	(31)	(33)	6.5
Net income	**899**	**4,002**	**345.0**

-2.3% vs 4Q06 adjusted excluding capital gain on the sale of Ixis stakes

+15.0% vs 4Q06 adjusted for the above mentioned item

+30.4% vs 4Q06 adjusted for the above mentioned item

Figures may not add up exactly due to rounding differences
Note: 4Q06 figures restated to reflect 1Q07 consolidation area

INTESA SANPAOLO

10

Net Interest Income Strong growth and positive trend confirmed Increase mainly driven by improvement in mark-down and sustained average volume growth in loans to customers (+9.5%) Upward trend confirmed +7.1% 1Q07 vs 2006 quarterly average (€ m) +13.2% Yearly Analysis Quarterly Analysis (€ m) Loans - Average volume Retail +10.5 +11 SME +8 +7 Corporate +16 +7 Public Finance +18 +4 International Subsidiary Banks Division +17 +3% € bn 2,149 2,433 1Q06 1Q07 2,433 2,410 2,278 2,247 2,149 1Q06 2Q06 3Q06 4Q06 1Q07

Net Interest Income Strong yearly growth mainly driven by operations with customers (€ m) Volumes +151 Net Interest Income +284 1Q07 vs 1Q06 Other (8) Spread +141 Operating Impacts +292

Net Fee and Commission Income Trend affected by dealing and placement of securities Decline mainly due to reduction in fees from Current accounts (-7%; -€18m) due to the launch of lower-cost products compared to traditional Current accounts (e.g. Zerotondo) decline in fees from Dealing and placement of securities (-12%; -€37m) due to lower placement of products with high up-front fees Sustained growth in fees from Credit/Debit cards (+26%; +€27m), from Guarantees given (+15%; +€8m) and from Insurance products (+6%; +€12m) 1Q07 almost stable vs 4Q06 1Q07 vs 4Q06 growth in fees from Credit/Debit cards (+16%; +€18m) and from Dealing and placement of securities (+13%; +€32m) (€ m) -2.9% Yearly Analysis (€ m) Quarterly Analysis 1,627 1,675 1Q06 1Q07 1,627 1,637 1,579 1,655 1,675 1Q06 2Q06 3Q06 4Q06 1Q07

Profits on Trading Strong “core” performance +12.2% 1Q07 vs 1Q06 adjusted excluding the positive contribution from Fiat and Parmalat positions 1Q07 positive result due to “core” performance (€ m) -12.4% Yearly Analysis (€ m) Quarterly Analysis A further strong quarter after 4Q06 record results also due to the capital gain on the sale of Ixis stakes +2.3% 1Q07 vs 4Q06 results adjusted excluding capital gain on the sale of Ixis stakes +12.2% 392 FIAT and Parmalat Fiat and Parmalat 392 428 Ixis 110 110 228 (10) 345 12 2 313 440 502 1Q06 1Q07 440 658 325 355 502 1Q06 2Q06 3Q06 4Q06 1Q07

Income from Insurance Business Solid yearly growth 1Q07 decline vs 4Q06 due to strong seasonal trend of the income from insurance business (€ m) +6.3% Yearly Analysis (€ m) Quarterly Analysis Growth as a result of good contribution from financial management, which benefited from the increase in interest rates and positive performance of capital markets, and from insurance deposits 101 95 1Q06 1Q07 101 168 90 99 95 1Q06 2Q06 3Q06 4Q06 1Q07

(€ m) Quarterly Analysis Yearly Analysis Personnel Expenses Operating Costs (€ m) (€ m) Personnel Expenses Operating Costs (€ m) (€ m) Other Administrative Expenses (€ m) Adjustments (€ m) Adjustments Other Administrative Expenses (€ m) 1Q07 vs 4Q06 decline in Operating Costs (-15%) also due to the seasonal trend Strict cost control without benefiting yet from merger synergies Slight increase in Operating Costs largely due to investments abroad (International Subsidiary Banks Operating Costs: +7.4%) and for the development of Eurizon Financial Group (+8.5%) Personnel Expenses growth mainly due to provisions related to national labour contract and to the variable component Operating Costs Cost/Income down at 50.1% vs 54.7% FY06 adjusted(1) 1,367 +3.3% -1.5% -2.9% (1) Adjusted excluding the positive contribution from Fiat and Parmalat positions and capital gain on the sale of stakes in Ixis 725 747 1Q06 1Q07 725 941 731 780 747 1Q06 2Q06 3Q06 4Q06 1Q07 194 217 216 272 191 1Q06 2Q06 3Q06 4Q06 1Q07 2,326 2,347 1Q06 1Q07 191 194 1Q06 1Q07 2,326 2,396 2,347 2,760 2,347 1Q06 2Q06 3Q06 4Q06 1Q07 1,431 1,385 1Q06 1Q07 1,385 1,399 1,400 1,547 1,431 1Q06 2Q06 3Q06 4Q06 1Q07

Adjustments to loans

Prudent approach and cost of risk in line with the Business Plan target

Yearly Analysis

Net Adjustments to Loans

(€ m)


297
+9.8%
326
1Q06
1Q07

Gross Adjustments to Loans

(€ m)


575
+15.1%
662
1Q06
1Q07

Write-backs on Loans

(€ m)


278
+20.9%
336
1Q06
1Q07

- 1Q07 Net Adjustments to Loans / Operating margin stable at 14%
- 1Q07 Total Net Adjustments to Loans/Loans at 10bp (not annualised), in line with the Business Plan target
- Increase in Gross Adjustments to Loans due to non-recurring provisions related to customer-oriented renegotiation of certain mortgage agreements

Quarterly Analysis

Net Adjustments to Loans

(€ m)


297
293
298
439
326
1Q06
2Q06
3Q06
4Q06
1Q07

Gross Adjustments to Loans

(€ m)


575
439
476
678
662
1Q06
2Q06
3Q06
4Q06
1Q07

Write-backs on Loans

(€ m)


278
146
178
239
336
1Q06
2Q06
3Q06
4Q06
1Q07

- Strong decline in Net Adjustments to Loans vs 4Q06 (-26%) due to high write-backs

INTESA SANPAOLO

17

Non Performing Loans Strength of asset quality confirmed Net Doubtful Loans (Sofferenze) + Net Substandard (Incagli) + Net Past due > 180 days (€ m) Net Doubtful Net Substandard and Restructured Net Past Due Gross Doubtful Loans (Sofferenze) + Gross Substandard (Incagli) + Gross Past due > 180 days (€ m) Gross Doubtful Gross Substandard and Restructured Gross Past Due -0.5% 31.12.06 figures restated to reflect 31.03.07 consolidation area (1) Sofferenze 0.1% 7,782 7,744 16,511 16,491 Net Doubtful Loans(1) / Loans at 0.8%, stable vs 31.12.06 Doubtful Loans Coverage(1) at 72%, stable vs 31.12.06 2,785 2,703 3,926 3,920 1,033 1,159 31.12.06 31.03.07 9,897 9,733 5,425 5,436 1,189 1,322 31.12.06 31.03.07

Core Tier 1 ratio 7.2% 8.1% Tier 1 ratio 8.0% 8.8% Total Capital ratio 10.9% 11.9% RWA (€ bn) 359.0 351.6 Capital Ratios Sound capital base confirmed after 2007 dividend distribution 31.03.07 31.03.07 pro-forma management accounts 31.03.07 pro-forma management accounts take into consideration implementation of Antitrust commitments to dispose of branches and of a business line for the production and management of insurance policies represented by 1,133 branches, as if these commitments had been effective as of 1st January 2007 sale of 202 branches to Crédit Agricole acquisition of American Bank of Albania (ABA) repurchase from Crédit Agricole of the asset management activities formerly referred to as Nextra assumption of floatation of 30% of Eurizon Financial Group, in line with the assumption made in the Merger Project (the decision will be taken within June 2007) Capital ratios as at 31.03.07 have been calculated on the assumption of a dividend distribution in 2008 in line with 2007 (€0.38 to ordinary shares and €0.391 to saving shares)

Operating Income (€ m) 3,009 634 62 436 358 188 4,687 Operating Margin (€ m) 1,462 437 40 217 218 (34) 2,340 Cost/Income (%) 51.4 31.1 35.5 50.2 39.1 n.m. 50.1 RWA (€ bn) 179.9 116.5 15.3 23.1 3.8 20.4 359.0 Allocated Capital (€ bn) 10.8 7.0 0.9 1.4 1.4 1.2 22.7 Pre-tax ROE (%) 44.3 23.9 18.5 54.8 59.4 n.m. 34.9 EVA® (€ m) 548 94 1 100 111 2,479 3,332 Divisional Financial Highlights as at 31.03.07 Figures may not add up exactly due to rounding differences (1) Allocated capital = 6% RWA, allocated capital for Eurizon Financial Group = 6% RWA + 0.2% AuM + Insurance risk (2) Income before Taxes from Continuing Operations / Allocated Capital (3) 1Q07 adjusted excluding capital gain on the sale of Cariparma and FriulAdria, non-recurring integration charges and amortisation of the cost of the merger vs 1Q06 adjusted excluding the positive contribution from Fiat and Parmalat positions and the contribution of Tax-collection companies sold in 2006 1Q07 €643m EVA® adjusted(3) (+28.4% vs 1Q06 adjusted(3)) (1) (2) Including €2.8bn capital gain on the sale of Cariparma and FriulAdria Banca dei Territori Eurizon Financial Group Corporate & Investment Banking International Subsidiary Banks Central Functions/ Other Total Public Finance

Banca dei Territori

Strong growth in Net Interest Income and improvement in efficiency

(€ m)	1Q06 Restated [1]	1Q07	Δ%
Net interest income	1,524	1,772	16.3
Dividends and P/L on investments carried at equity	30	25	(16.7)
Net fee and commission income	1,176	1,142	(2.9)
Profits (Losses) on trading	65	57	(12.3)
Other operating income (expenses)	9	13	44.4
Operating income	**2,804**	**3,009**	**7.3**
Personnel expenses	(899)	(929)	3.3
Other administrative expenses	(633)	(611)	(3.5)
Adjustments to property, equipment and intangible assets	(7)	(7)	0.0
Operating costs	**(1,539)**	**(1,547)**	**0.5**
Operating margin	**1,265**	**1,462**	**15.6**
Net provisions for risks and charges	(26)	(24)	(7.7)
Net adjustments to loans	(253)	(258)	2.0
Net impairment losses on other assets	-	-	-
Profits (Losses) on HTM and on other investments	2	-	n.m.
Income before tax from continuing operations	**988**	**1,180**	**19.4**

Cost / Income (%)	54.9	51.4
Pre-tax ROE (%)	39.9	44.3
EVA ® (€ m)	414	548

- Strong growth in Net Interest Income mainly due to average loan growth (+9.5%) and improvement in mark down
- Selective growth in SME loans confirmed (+8%)
- Decline in commissions due to
  - the launch of a new range of current accounts with reduced costs for customers
  - the lower number of placements of products generating high up-front fees
- Cost/Income down 3.5 p.p. to 51.4%

Figures may not add up exactly due to rounding differences
(1) 1Q06 figures restated to reflect 1Q07 consolidation area

INTESA SANPAOLO

21

Corporate & Investment Banking
Strong revenue growth and Cost reduction

(€ m)	1Q06 Restated and Adjusted(1)	1Q07	Δ%
Net interest income	208	212	1.9
Dividends and P/L on investments carried at equity	-	4	n.m.
Net fee and commission income	193	189	(2.1)
Profits (Losses) on trading	128	220	71.9
Other operating income (expenses)	10	9	(10.0)
Operating income	**539**	**634**	**17.6**
Personnel expenses	(98)	(89)	(9.2)
Other administrative expenses	(104)	(104)	0.0
Adjustments to property, equipment and intangible assets	(4)	(4)	0.0
Operating costs	**(206)**	**(197)**	**(4.4)**
Operating margin	**333**	**437**	**31.2**
Net provisions for risks and charges	1	(4)	n.m.
Net adjustments to loans	(49)	(21)	(57.1)
Net impairment losses on other assets	(1)	-	n.m.
Profits (Losses) on HTM and on other investments	23	-	n.m.
Income before tax from continuing operations	**307**	**412**	**34.2**

	1Q06	1Q07
Cost / Income (%)	38.2	31.1
Pre-tax ROE (%)	19.3	23.9
EVA® (€ m)	19	94

- Growth in Net interest income driven by commercial development (average corporate customer loans +16%) offsetting erosion in mark-up
- Strong decline in Operating Costs (-4.4%)
- Cost/Income ratio down more than 7 p.p. to 31.1%

Figures may not add up exactly due to rounding differences

(1) 1Q06 figures restated to reflect 1Q07 consolidation area and adjusted excluding the positive contribution from Fiat and Parmalat positions

INTESA SANPAOLO
22

Public Finance Growing revenues and stable costs Strong growth in Net interest income mainly driven by the increase in average customer loans (+18%) Net fee and commission income trend is affected by the fact that 1Q06 benefited from extremely high income deriving from Investment banking operations Cost/Income ratio down 2.4 p.p. to 35.5% Figures may not add up exactly due to rounding differences (1) 1Q06 figures restated to reflect 1Q07 consolidation area (€ m) Net interest income 43 49 14.0 Dividends and P/L on investments carried at equity - - - Net fee and commission income 11 8 (27.3) Profits (Losses) on trading 4 1 (75.0) Other operating income (expenses) - 4 n.m. Operating income 58 62 6.9 Personnel expenses (8) (8) 0.0 Other administrative expenses (14) (14) 0.0 Adjustments to property, equipment and intangible assets - - - Operating costs (22) (22) 0.0 Operating margin 36 40 11.1 Net provisions for risks and charges - - - Net adjustments to loans 1 2 n.m. Net impairment losses on other assets - - - Profits (Losses) on HTM and on other investments - - - Income before tax from continuing operations 37 42 13.5 Cost / Income (%) 37.9 35.5 Pre-tax ROE (%) 19.0 18.5 EVA ® (€ m) 1 1 1Q06 Restated (1) 1Q07%

International Subsidiary Banks Strong revenue growth and improvement in efficiency Sustained growth in all revenue lines Strong growth in Net interest income driven by average customer loans (+17%) Increase in Operating costs due to the planned increase of the commercial network Significant improvement in efficiency with Cost/Income down more than 8 p.p. to 50.2% Figures may not add up exactly due to rounding differences (1) 1Q06 figures restated to reflect 1Q07 consolidation area (€ m) Net interest income 201 250 24.4 Dividends and P/L on investments carried at equity - - - Net fee and commission income 99 110 11.1 Profits (Losses) on trading 50 78 56.0 Other operating income (expenses) - (2) - Operating income 350 436 24.6 Personnel expenses (104) (108) 3.8 Other administrative expenses (76) (83) 9.2 Adjustments to property, equipment and intangible assets (24) (28) 16.7 Operating costs (204) (219) 7.4 Operating margin 146 217 48.6 Net provisions for risks and charges (3) (2) (33.3) Net adjustments to loans (34) (28) (17.6) Net impairment losses on other assets 4 (1) n.m. Profits (Losses) on HTM and on other investments 3 2 (33.3) Income before tax from continuing operations 116 188 62.1 Cost / Income (%) 58.3 50.2 Pre-tax ROE (%) 43.5 54.8 EVA ® (€ m) 51 100 1Q06 Restated (1) 1Q07%

Eurizon Financial Group
Solid Operating income growth

(€ m)	1Q06 Restated[1]	1Q07	Δ%
Net interest income	18	32	77.8
Dividends and P/L on investments carried at equity	6	4	(33.3)
Net fee and commission income	209	218	4.3
Profits (Losses) on trading	(4)	4	n.m.
Income from insurance business	95	101	6.3
Other operating income (expenses)	5	(1)	n.m.
Operating income	**329**	**358**	**8.8**
Personnel expenses	(58)	(68)	17.2
Other administrative expenses	(65)	(65)	0.0
Adjustments to property, equipment and intangible assets	(6)	(7)	16.7
Operating costs	**(129)**	**(140)**	**8.5**
Operating margin	**200**	**218**	**9.0**
Net provisions for risks and charges	(7)	(12)	71.4
Net adjustments to loans	-	1	n.m.
Net impairment losses on other assets	-	-	-
Profits (Losses) on HTM and on other investments	-	-	-
Income before tax from continuing operations	**193**	**207**	**7.3**

	1Q06 Restated[1]	1Q07
Cost / Income (%)	**39.2**	**39.1**
Pre-tax ROE (%)	**51.0**	**59.4**
EVA® (€ m)	**105**	**111**

- Increase in Net interest income also due to the asset allocation choices of Banca Fideuram
- Rising Income from insurance business thanks to both the results of financial management and trend in insurance deposits
- Upward Operating costs due to the strengthening of the governance structure and the start of the EurizonVita network

Figures may not add up exactly due to rounding differences
(1) 1Q06 figures restated to reflect 1Q07 consolidation area

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Conclusions Good quarterly results achieved in the most crucial phase of the integration process and without benefiting yet from merger synergies growth in sustainable revenues (+7% excluding main non-recurring items) in line with 2007-2009 Business Plan target strict Cost and Risk control improvement in efficiency (Cost/Income down to 50.1%) increase in the number of customers Integration process ahead of schedule

Appendix

Quarterly P&L Analysis

(€ m)	1Q06	2Q06	3Q06	4Q06	1Q07
	Restated				
Net interest income	2,149	2,247	2,278	2,410	2,433
Dividends and P/L on investments carried at equity	38	86	41	106	46
Net fee and commission income	1,675	1,655	1,579	1,637	1,627
Profits (Losses) on trading	502[1]	345	325	658[2]	440
Income from insurance business	95	99	90	168	101
Other operating income (expenses)	30	35	22	44	40
Operating income	4,489	4,467	4,335	5,023	4,687
Personnel expenses	(1,385)	(1,399)	(1,400)	(1,547)	(1,431)
Other administrative expenses	(747)	(780)	(731)	(941)	(725)
Adjustments to property, equipment and intangible assets	(194)	(217)	(216)	(272)	(191)
Operating costs	(2,326)	(2,396)	(2,347)	(2,760)	(2,347)
Operating margin	2,163	2,071	1,988	2,263	2,340
Net provisions for risks and charges	(70)	(39)	(47)	(181)	(92)
Net adjustments to loans	(297)	(293)	(298)	(439)	(326)
Net impairment losses on other assets	3	(2)	(5)	(7)	(2)
Profits (Losses) on HTM and on other investments	4	66	4	91	35
Income before tax from continuing operations	1,803	1,803	1,642	1,727	1,955
Taxes on income from continuing operations	(643)	(588)	(540)	(328)	(697)
Merger and restructuring related charges (net of tax)	0	0	0	(562)	(14)
Effect of purchase cost allocation (net of tax)	0	0	0	0	(100)
Income (Loss) after tax from discontinued operations	137	174	143	93	2,891[3]
Minority interests	(44)	(43)	(42)	(31)	(33)
Net income	1,253	1,346	1,203	899	4,002

Note: 2006 figures restated to reflect 1Q07 consolidation area

(1) Including €110m positive contribution from Fiat and Parmalat positions

(2) Including €228m capital gain on the sale of Ixis stakes

(3) Including €2,803m capital gains on Cariparma and FriulAdria sale transactions

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Disclaimer “It is hereby declared that pursuant to par. 2 art. 154-bis of Legislative Decree 58/98 the accounting reporting contained in this communication corresponds to the records, books and accounts of the Company”. The Manager in charge of preparing the Company’s financial reports. B. Picca * * * Cautionary Statement for Purposes of the “Safe Harbor” Provision of the United States Private Securities Litigation Reform Act of 1995. The Private Securities Litigation reform Act of 1995 provides a “safe harbor” for forward-looking statements. This presentation contains certain forward looking statements and forecasts reflecting Intesa Sanpaolo management’s current views with respect to certain future events. The Intesa Sanpaolo Group’s ability to achieve its projected results is dependant on many factors which are outside of management’s control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. The following important factors could cause the Group’s actual results to differ materially from those projected or implied in any forward-looking statements: the Group’s ability to successfully integrate the employees, products, services and systems of the merger of Banca Intesa S.p.A. and Sanpaolo IMI S.p.A. as well as other recent mergers and acquisitions; the impact of regulatory decisions and changes in the regulatory environment; the impact of political and economic developments in Italy and other countries in which the Group operates; the impact of fluctuations in currency exchange and interest rates; the Group’s ability to achieve the expected return on the investments and capital expenditures it has made it Italy and in foreign countries. The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the Group will achieve its projected results.